FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2017
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Summary of Resolutions Adopted in the Ordinary General Shareholders’ Meeting of Empresas ICA, S.A.B. de C.V. held on February 24, 2017.

1.       Discussion regarding the designation and/or ratification, as the case may be, of the members of the Board of Directors of the Company.

After having considered the above, the Shareholders, by a favorable vote of 99.99% (ninety-nine point nine nine percent) of the shares represented in the Shareholders’ Meeting, such shares that represent the subscribed and paid capital shares of Empresas ICA, S.A.B. de C.V., adopted the following:

RESOLUTIONS

FIRST. Lic. Rodrigo Antonio Quintana Kawage’s designation as Director is ratified for the ordinary period from May 2016 to April 2019, and he will hold the powers and be subject to the obligations and responsibilities set forth in the Mexican Securities Markets Law and in the Bylaws of the Company.

SECOND. Subject to that set forth in the prior resolution, it is resolved that the Board of Directors of the Company will remain comprised of the following members, who in exercise of their position will hold the powers and be subject to the obligations and responsibilities set forth in the Mexican Securities Markets Law and in the Bylaws of the Company.

Director	Position
Ing. Bernardo Quintana	Chair
C.P. Sergio F. Montaño León	Member
Dra. Guadalupe Phillips Margain	Member
Ing. Carlos Guzmán Bofill	Independent Member
C.P. Elsa Beatriz García Bojorges	Independent Member
Lic. Bernardo Sepúlveda Amor	Independent Member
C.P. Jorge Ricardo Gutiérrez Muñoz	Independent Member
C.P. Luis G. Zazueta Domínguez	Independent Member
Lic. Rodrigo Quintana Kawage	Member

2.	Report of management regarding (i) the current situation of the Company and its Subsidiaries, and (ii) the proposed actions and resolutions regarding the corporate and financial restructuring of the Company, including those to take on the financial obligations of the Company, as well as the authorizations required in terms of the Mexican Securities Markets Law and other applicable legal requirements.

After having considered the above, the Shareholders, by a favorable vote of 99.99% (ninety-nine point nine nine percent) of the shares represented in the Shareholders’ Meeting, such shares that represent the subscribed and paid capital shares of Empresas

ICA, S.A.B. de C.V., adopted the following:

RESOLUTIONS

THIRD. This Shareholders meeting, in its capacity as governing body, approves and expressly ratifies the report presented by the CEO of the Company and of Mr. Rodrigo Antonio Quintana Kawage regarding the current situation of the operational, corporate, and financial reorganization and restructuring process of the Company and its subsidiaries and takes note, instructs and expressly authorizes, without conditions, each and every act to be taken and implemented regarding the financial reorganization and restructuring process, for all effects, and approves and ratifies all actions adopted by the Board of Directors and management of the Company.

FOURTH. Pursuant to that approved in the Shareholders Meeting, as highest authority of the Company, in terms of the prior resolution, the shareholders expressly resolve to delegate to the Board of Directors of the Company each and every one of the powers and authorities such that the Board of Directors, in representation of the Company, and for all purposes of any applicable legal requirements, adopts each and every one of the resolutions, and takes all actions that it considers necessary or convenient to negotiate, document, formalize and implement the operating, corporate and financial process for the reorganization and restructuring of the Company and its subsidiaries, as applicable, delegating to the Board of Directors, additionally, the power to negotiate and formalize each and every action and document that are necessary or advisable, including, without limitation, the presentation of any judicial request or motion, preliminary restructuring proposals, alienation or sale of assets, restructuring plans and/or, as the case may be, judicial insolvency proceedings (concurso mercantil), or extrajudicial proceedings, as well as to enter into any documents required for such purposes, pursuant to the terms of the Mexican Securities Markets Law, the Mexican General Corporations Law, and the Mexican Bankruptcy Law, among others.

FIFTH. Pursuant to that approved in the prior resolutions, the Board of Directors of the Company shall and will have each and every power and authority provided for in the bylaws of the Company, as well as the following:

(a)	Collections and disputes, with all general and special authority that are required by specific grant pursuant to the law, without limitation, in the terms of the first paragraph of Articles two thousand five hundred fifty-four of the Federal Civil Code and the Civil Code of Mexico City, and of their corollary articles in the Civil Codes of the states that make up the Federation, thereby being empowered to initiate and complete all types of legal proceedings and cases, including constitutional claims (amparos), file complaints and other criminal charges, grant waivers, as required, settle, define arbitrators, settle and set forth positions, recuse judges, receive payment for and execute all other actions expressly authorized by the law, among which include representing the Company before any type of authority or court, whether criminal, civil, administrative or labor;

(b)	Administer goods, pursuant to the terms of the second paragraph of articles two thousand five hundred fifty-four of the Federal Civil Code and of the Civil Code of Mexico City, and of the corollary articles in the Civil Codes of the states that make up the Federation;

(c)	Acts of dominion, pursuant to the terms of the third paragraph of articles two thousand five hundred fifty-four of the Federal Civil Code and the Civil Code of Mexico City, and of their corollary articles in the Civil Codes of the states that make up the Federation; and,

(d)	Represent the Company before any tax, administrative or customs authority, whether federal, state or municipal, including but not limited to the Ministry of Finance and Public Credit, the Mexican Institute of Social Security, the Institute for the National Fund for Workers’ Housing, the National Commission for Retirement Savings, the Federal Treasury, the Treasury of Mexico City, the state and/or municipal treasuries, the General Customs Administration, and/or the Tax Administration Service, for the purpose of performing and carrying out any act or pursual before these authorities and institutions as related to the company, with the power to sign, represent, file paperwork, and pursue any type of request, notice, declaration, statement, notification, and documents in general and to sign, present, pursue and carry out any request, notice, declaration, pronouncement, and proceeding in general, in tax and customs matters, in fulfillment of that provided by law and by applicable rules and regulations applicable to tax, labor, international trade, customs, and social security, including but not limited to power and authority to: (a) request and obtain a secure electronic signature before the Tax Administration Service, and, if applicable, before the local administrations for Taxpayer Assistance and Remote Tax Assistance, and to perform any change of information, password, electronic code or notice related to the same, (b) request and obtain registration of the Company in the Federal Taxpayer Registry at the Ministry of Finance and Public Credit, in the List of Registered Importers, and the List of Registered Importers in Special Sectors, as well as the Taxpayer Certification of the Company, and to perform any paperwork, pursual, change of information or notice of the same and to sign and present any type of document before the above referenced authorities and institutions, (c) obtain the employer’s registration of the Company before the authorities of the Mexican Social Security Institute, the Institute of the National Fund for Workers’ Housing, and the Fund for the Growth and Consumer Guaranty for Workers and to perform any paperwork, pursual or notice and to sign and present any document related to such registration and authorities, (d) request and obtain, in representation of the Company the checks or any other payment instrument corresponding to tax returns, including those referring to any tax, right or contribution, (e) sign and present before the Mexican tax authority, any declaration and delivery of taxes, charges or contributions in name and representation of the Company granting the power and any request and/or pursual of any tax return related to the granting Company, and, in general (f)

carry out any act and sign and present and pursue any type of notice, request, and documentation and/or undertake any action, paperwork or tax procedure, customs procedure, importation and/or exportation procedure of products before the previously mentioned authorities and institutions and in general before any authority in tax, customs, administrative, and labor matters in name and representation of the Company.

For all purposes related to a concurso mercantil procedure that, if applicable, the Company and/or any of its subsidiaries were to file, in addition to the above referenced powers, the legal representatives will have the powers, including but not limited to the following, in representation of the Company:

(a)	Sign the request for concurso mercantil and present it before the competent judicial authority;

(b)	Sign, if applicable, the restructuring plan before it is attached to the request for concurso mercantil of the Company, if applicable, pursuant to the terms of Article 339 of the Law of Insolvency Proceedings and the other documents that are required for this purpose pursuant to the terms thereof;

(c)       Settle and commit to arbitrators and conciliators;

(d)	Request and agree with the creditors of the Company, write offs, capitalizations, refinancings, and/or stand stills in relation to its liabilities;

(e)	Assist the Inspector and assistants, if applicable, in all their requirements pursuant to the Insolvency Law;

(f)	Designate the Conciliator and assist them in all that they require pursuant to the Insolvency Law;

(g)	Propose a debt restructuring plan to the creditors of the Company, to be signed in the framework of a concurso mercantil;

(h)	Propose the restructuring of the Company’s debts in judicial and extrajudicial form to its creditors;

(i)	Approve, object to, and void the recognition of creditors, their credits, their ranking, priority, terms, amounts and maturity dates;

(j)	Propose the entry into the reorganization plan as referred to the Insolvency Law, to the Company’s creditors, with the participation of the Conciliator;

(k)       Sign the reorganization plan;

(l)	Dismiss the request for concurso mercantil pursuant to the terms of the Insolvency Law, if it deems doing so necessary or convenient for the Company; and

(m)	Grant or delegate, in whole or in part, the powers and authority in favor of members and/or special delegates of the Board of Directors or of the CEO of the Company, as considered necessary or convenient.

SIXTH. In terms of that proposed in the report approved by the Shareholders regarding the granting paragraphs above, the Shareholders, as highest authority of the Company, approve and authorize the creation of the companies or entities that, as the case may be, are required to implement the scope of the restructuring of the Company and its corresponding subsidiaries.

SEVENTH. The Board of Directors of the Company is instructed to proceed with each and every act that is necessary and required for the creation of new entities, including the formalization of them before a Notary Public of its choosing.

EIGHTH. In terms of that approved in the granting paragraphs above, the Shareholders as highest authority of the Company, and pursuant to that provided for in Article 47 of the Mexican Securities Markets Law, and other applicable dispositions, as well as by the Bylaws of the Company hereby expressly approve (i) the alienation of shares representing share capital in the subsidiaries, for the purpose of completing and reorganizing the corporate group of the Company, and (ii) if applicable, the alienation of assets of the Company and/or its subsidiaries owned, provided that their alienation is necessary and according to that approved by the Board of Directors of the Company to carry out those actions that it considers necessary or convenient to negotiate, document, formalize, and implement the operational, corporate, and financial reorganization and restructuring process of the Company and its subsidiaries, as applicable, and empower and delegate the Board of Directors to carry out the actions that are required for such purposes.

3.	Discussion, and if applicable, adoption of resolutions regarding the revocation of certain powers of attorney previously granted by the Company, and as the case may be, the granting and/or ratification of powers of attorney to represent the Company.

After having considered the above, the Shareholders, by a favorable vote of 99.99% (ninety-nine point nine nine percent) of the shares represented in the Shareholders’ Meeting, such shares that represent the subscribed and paid capital shares of Empresas ICA, S.A.B. de C.V., adopted the following:

RESOLUTIONS

NINTH. Effective as of the date of this Shareholders Meeting, the powers of attorney and authority previously granted by Empresas ICA, S.A.B. de C.V. to Luis Fernando

Zarate Rocha are expressly revoked and without any legal effect.

TENTH. Each and every act performed by Mr. Luis Fernando Zarate Rocha, as legal representative of the Company and/or in any other character, from the date of granting and up to and including the date of this Shareholders Meeting, are hereby approved and ratified provided that they were lawful.

ELEVENTH. Empresas ICA, S.A.B. de C.V. hereby pursuant to Shareholder vote, grants to Luis Fernando Zarate Rocha, an unconditional and irrevocable release to the extent permitted by law as to each and every action taken by him pursuant to the powers of attorney granted to him by the Company, from the date of their granting and up to and including the date of this Shareholders’ Meeting, provided that such were lawful.

TWELFTH. The resolutions adopted by the Board of Directors on November 30, 2016 are ratified in whole regarding the powers of attorney granted to Guadalupe Phillips Margain, Rodrigo Antonio Quintana Kawage, Pablo García Aguilar, Próspero Antonio Ortega Castro and José Bernardo Casas Godoy to represent the Company, which powers that are incorporated herein by reference as if set forth fully herein, and the acts performed by these legal representatives of the Company pursuant to those powers and authority granted by the Board of Directors on that date are hereby ratified.

4.	Designation of special delegates of the Shareholders’ Meeting for the purpose of formalizing the resolutions that, if applicable, are adopted by it.

After having considered the above, the Shareholders, by a favorable vote of 99.99% (ninety-nine point nine nine percent) of the shares represented in the Shareholders’ Meeting, such shares that represent the subscribed and paid capital shares of Empresas ICA, S.A.B. de C.V., adopted the following:

RESOLUTION

THIRTEENTH. Guadalupe Philips Margain, Rodrigo Antonio Quintana Kawage, José Bernardo Casas Godoy; Rodolfo Noble Medina and Alejandro López Paredes are designated special delegates so that they may jointly or individually formalize partially or in whole the Act of this Shareholders’ Meeting before the Notary Public of their choice, issue certifications generally or in that related to any of the parts hereto, and request its registration in the Public Commerce Registry, in the event it is required, and in general to carry out any actions that are required so that the resolutions approved in this Shareholders Meeting have legal validity and effect.

[Signature page of Secretary to the Board of Directors follows]

________________________________

Lic. José Bernardo Casas Godoy

Secretary to the Board of Directors of

Empresas ICA, S.A.B. de C.V.

[Signature page corresponding to the summary of the Resolutions Adopted in the Ordinary General Shareholders Meeting of Empresas ICA, S.A.B. de C.V., held on February 24, 2017]

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2017	Empresas ICA, S.A.B. de C.V. /s/ Pablo Garcia Name: Pablo Garcia Title: Chief Financial Officer